1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: October 23, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors; 5) the unsecured bonds issued by TSMC and its subsidiaries and 6) the cancellation of TSMC common shares for the month of September 2025.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		8/31/2025	9/30/2025
Chairman & Chief Executive Officer	C.C. Wei	7,525,395	7,917,270	391,875
Executive Vice President and Co-Chief Operating Officer	Y.P. Chyn	9,235,883	9,297,633	61,750
Executive Vice President and Co-Chief Operating Officer	Y.J. Mii	1,127,898	1,189,648	61,750
Senior Vice President and Deputy Co-Chief Operating Officer / Chief Information Security Officer	Cliff Hou	619,846	658,796	38,950
Senior Vice President and Deputy Co-Chief Operating Officer	Kevin Zhang	226,304	265,254	38,950
Senior Vice President	Lora Ho	6,600,183	6,629,133	28,950
Senior Vice President, General Counsel and Corporate Governance Officer	Sylvia Fang	1,230,474	1,269,424	38,950
Senior Vice President and Chief Financial Officer	Wendell Huang	1,731,719	1,770,669	38,950
Vice President	Y.L. Wang	1,432,347	1,457,047	24,700
Vice President	T.S. Chang	252,064	276,764	24,700
Vice President	Michael Wu	763,597	788,297	24,700
Vice President	Min Cao	476,775	501,475	24,700
Vice President	Y.H. Liaw	851,369	867,044	15,675
Vice President	Simon Jang	404,194	419,869	15,675
Vice President	C.S. Yoo	2,827,761	2,843,436	15,675
Vice President	Jun He	78,434	94,109	15,675
Vice President	Geoffrey Yeap	148,994	173,694	24,700

Title	Name	Number of shares held as of		Changes
		8/31/2025	9/30/2025
Vice President and Chief Information Officer	Chris Horng-Dar Lin	101,499	117,174	15,675
Vice President	Jonathan Lee	460,225	485,261	25,036
Vice President	Arthur Chuang	4,646,620	4,662,295	15,675
Vice President	L.C. Lu	245,031	260,706	15,675
Vice President	K.C. Hsu	147,239	162,914	15,675
Vice President	Ray Chuang	315,200	330,875	15,675

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: None.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$16.6 billion of acquisition and NT$1.0 billion of disposition.
4.The capital appropriations approved by TSMC board of directors: None.
5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
114-4	A	September 2025 ~ September 2030	NT$13.8	1.66%	Bullet repayment; interest payable annually
	B	September 2025 ~ September 2035	NT$4.0	1.73%
6.The cancellation of TSMC common shares: None.